UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Princeton Everest Fund

(Name of Subject Company (Issuer))

Princeton Everest Fund

(Name of Filing Person(s) (Issuer))

CLASS A, CLASS I, Class II, and Class L

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

74234P107 (Class A)

74234P206 (Class I)

74234P404 (Class II)

743234P701 (Class L)

(CUSIP Number of Class of Securities)

John L. Sabre

8500 Normandale Lake Blvd.

Suite 1900

Minneapolis, MN 55437

(952) 897-5390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Philip B. Sineneng, Esq.

Thompson Hine LLP

41 S. High St., Suite 1700

Columbus, OH 43215

(614) 469-3217

March 31, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

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This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement (the “Offer”) on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2026 (the “Schedule TO”) by Princeton Everest Fund (the “Fund”), a Delaware Statutory Trust, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, to purchase shares of the Fund in an amount up to approximately 5% of the net assets of the Fund ($7,116,930.49) that are tendered by Shareholders by 12:00 midnight, Eastern Time, on April 17, 2026 (or if the Offer is extended, by any later notice due date) and not cancelled as described in Item 4(a)(1)(v) of the Offer.

This Amendment corrects a clerical error in the exhibits appended as Item 12 to the Offer which incorrectly stated that the Offer would remain open until April 16, 2027 instead of April 16, 2026. Corrected exhibits are attached hereto in place of those that were filed previously.

All other information stated in the Offer is incorporated into this Amendment by reference in answer to Items 1 through 11 of Schedule TO.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Withdrawal of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund’s Acceptance of Tenders of Shares.

(a)(2)-(5).	Not Applicable.

(b)-(h).	Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

Princeton Everest Fund

By:	/s/Michael Sabre
Name: Michael Sabre
Title: Treasurer and Principal Accounting Officer

March 31, 2026

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EXHIBIT INDEX

EXHIBITS

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Withdrawal of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund’s Acceptance of Tenders of Shares.

(a)(2)-(5).	Not Applicable.

(b)-(h).	Not Applicable.

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